Exhibit 99.1

Genius Sports Announces New Board Appointments: Ken Kay Appointed Chair, Claire Valoti Joins as

Independent Director, and David Levy Moves to Advisory Role

•	Kenneth Kay, seasoned corporate executive across three decades of Chief Financial Officer experience and Genius Sports Independent Director, appointed as Chair of the Board of Directors

•	Claire Valoti, former Vice President, International at Snap Inc., appointed as an Independent Director

•	Former Chair, David Levy, will continue as Strategic Advisor to Genius Sports

NEW YORK, NY and LONDON, UK – June 20, 2024: Genius Sports Limited (NYSE:GENI) (“Genius Sports”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting, and media, today announces changes to the Genius Sports Board of Directors (the “Board”), which became effective June 2024.

Kenneth J. Kay (“Ken”), former Chief Financial Officer at MGM Holdings, Inc. will be appointed as Chair of Genius Sports’ Board (the “Chair”), leading the Board’s oversight of Genius Sports’ operations and strategy.

Since March 8, 2023, Ken has served as an independent director of the Board.

Ken has already made an outstanding contribution to the collective capabilities of the Board. He offers a rare combination of financial and operational expertise, drawn from decades of experience as CFO for global and Fortune 500 Companies, including Dole Food Company, CB Richard Ellis Group, Inc. and Las Vegas Sands Corporation. His extensive audit and compensation committee experience, including on the board of directors of Summit Hotel Properties, has been a key asset to the Board. Ken brings a broad business proficiency to his new role as Chair, gained from his oversight of a range of core business functions including strategy, technology, and human resources.

Ken will take up the position of Chair from David Levy, currently co-CEO of Horizon Sports and Experiences and former President at Turner Broadcasting, Inc. As one of the most respected figures in the global sports industry, David will remain as a Strategic Advisor to Genius Sports.

David was appointed Chair on April 20, 2021. His tenure has been characterized by exceptional standards of execution and technological innovation, as well as the acquisition of new customers and the strengthening of key partnerships across the sports, betting, media, and broadcasting ecosystem. In his advisory role, David will remain close to Genius Sports, offering his expertise and acumen to the management team.

Claire Valoti, Co-founder of Haylo Ventures and former Vice President, International at Snap, will be appointed as an Independent Director. Claire’s executive experience in data-driven companies entails a strong focus on digital, mobile, and consumer experience. Notably, she played a key role in Snap’s international growth, spearheading the company’s expansion outside the US, before running all international operations for five years.

Mark Locke, CEO of Genius Sports, said, “I am thrilled to welcome the appointment of Ken Kay as our Chair and Claire Valoti as a Director. Their expertise and vision will be instrumental in driving the next phase of Genius Sports’ growth. I also want to extend my gratitude to David Levy for his service as Chair since April 2021. I am pleased that David will continue to stay close to Genius Sports in an advisory capacity.”

Kenneth Kay, incoming Chair, added “It has been an honor to serve as an independent director of the Genius Sports Board. I now look forward to taking the lead as Chair and contributing to Genius Sports’ further advancements in pioneering sports data and delivering value for all shareholders.”

David Levy commented, “I have greatly valued my time as Chair of Genius Sports. I take pride in the strides that have been made to strengthen Genius Sports’ presence across sports, betting, media, and broadcasting. I am delighted to continue my relationship and close connection with Genius Sports as a Strategic Advisor and will actively support the team in the exciting next chapter for the company.”

Claire Valoti, newly appointed Board Director, added “I am delighted to join Genius Sports as a Director and to have this opportunity to work together with an expert founder-led team, as Genius Sports continues to drive growth with its cutting-edge technology, scale, and reach.”